August 30, 2016

Kim Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Browning:

On June 17, 2016 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Anchor Alternative Equity Fund, Anchor Tactical Municipal Bond Fund, and Anchor Tactical Real Estate Fund (each a “Fund” and collectively the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 13 (the “Amendment”) to the Registrant’s Registration Statement. On August 4, 2016, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b). Comments applicable to all Funds are listed first under each heading below while Fund specific comments are provided following general comments with the specific Fund noted.

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please confirm that the registration statement includes edits that are responsive to comments given by the SEC staff with respect to the Fund.

August 30, 2016

Response. The Registrant confirms that the registration statement includes edits that are responsive to comments given by the SEC staff unless otherwise noted herein.

Comment 3. Confirm that when the Prospectus or SAI references legal authority that such authority is explained. Please review these disclosures and revise as necessary in accordance with Plain English principals.

Response. Registrant confirms that all prospectus references to legal authority are made in accordance with Plain English principals as appropriate. With respect to such disclosures in the SAI, Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice. Registrant further notes that, to the extent such disclosure is found in the Fund’s investment restrictions disclosure, such disclosure is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 4. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund.

Comment 5. Please revise the Amendment to provide definitions for abbreviations and defined terms at the place of first appearance.

Response. The requested change has been made.

Fund Summary – Fee Table

Comment 6. Please confirm that the amounts reflected in the Fee Table include all estimated expenses for the initial fiscal period including costs of short sales and leverage. Amend the fee table to include a footnote explaining why the Fund pays short sale expenses.

Response. Registrant so confirms. Registrant further confirms that all expenses of short sales, including but not limited to interest and dividends on securities sold short, are included. Registrant declines to add the requested footnote as it is neither permitted nor required by Form N-1A.

August 30, 2016

Fund Summary - Principal Investment Strategies and Principal Investment Risks

Comment 7. The Item 9 strategy disclosure appears to include strategies not disclosed in Item 4. Please confirm that Item 4 includes all principal investment strategies and attended risk disclosures or revise as necessary.

Response. Registrant confirms that the two sections of the prospectuses are consistent with each other and confirms that the summary sections of the prospectus summarizes the disclosure called for by Item 9 of Form N-1A.

Comment 8. Please confirm that all types of ETFs in which the Fund may invest as a principal strategy, including leveraged ETFs, inverse ETFs, and any specifically ear marked ETFs, are disclosed. Please disclose if the Fund is to be a “fund of funds.” If the Fund is a “fund of funds” please include relevant strategy and risk disclosures.

Response. Registrant confirms that all types of ETFs in which the Fund may invest are disclosed. Registrant has added the following “fund of funds” disclosure to each Fund’s Principal Investment Strategies sections:

The Fund seeks to achieve its investment objective, utilizing a “fund of funds” structure, by allocating assets….

Registrant has added the following risk disclosure:

Fund of Funds Risk: The ability of the Fund to meet its investment objective is directly related to the ability of the ETFs in which it invests and their respective investment managers, to meet their investment objectives. Certain investment managers may be dependent upon a single individual or small group of individuals, the loss of which could adversely affect their success. There can be no assurance that any underlying investment vehicle will achieve its investment objectives.

Comment 9. With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the (i) principals outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

August 30, 2016

Response. Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding the Fund’s use of derivatives is consistent with staff guidance.

Comment 10. To the extent a Fund will invest in derivatives, please disclose if the Fund will invest in over the counter derivatives. If so, please also include attended risk disclosure.

Response. The Fund will not invest in over the counter derivatives as a principal strategy.

Comment 11. Disclosure in the summary of Principal Investment Strategies is often jargon laden and complex, using technical terms and long sentences. For example, in the Anchor Alternative Equity Fund prospectus, strategy disclosure notes that the Fund will invest in “foreign cash equivalents” and that the adviser attempts to “identify the proper weighting of the Fund’s portfolio” Please review the disclosure and revise it in accordance with plain English principles. See generally Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014).

Response. Registrant has reviewed and revised the disclosure for the Fund for Plain English with the goal of enhancing prospective shareholders’ understanding of these concepts.

Comment 12. Please disclose whether the Fund will use leverage as a principal investment strategy, and revise disclosure as necessary.

Response. The Funds will not use leverage as a principal investment strategy.

Comment 13. If the Fund will engage in short sales “against the box” please disclose as much in both Item 4 and Item 9. Please explain how the Fund will use this strategy in furtherance of the Fund’s objective.

Response. The Funds will not engage in short sales “against the box.”

Comment 14. Please confirm supplementally that, if the Fund will write credit default swaps, the Fund will cover the full notional value with cash or liquid securities. If the Fund may use total return swaps, please supplementally confirm that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

August 30, 2016

Response. Registrant confirms that, to the extent it invests in total return swaps, including credit default swaps, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Comment 15. If the Fund may invest directly or indirectly in Section 3(c)(1) or 3(c)(7) hedge funds as a part of the Fund’s principal strategy, please revise the prospectus accordingly. Additionally, please note that, to date, the staff has only permitted a maximum of 15% of a fund’s assets to be in hedge funds, and for the purpose of calculating amounts under the Fund’s fundamental investment restriction with respect to illiquid securities, investments in hedge funds should be included in that calculation.

Response. Registrant confirms that the Fund will not invest in hedge funds, directly or indirectly, as a part of its principal investment strategy.

Comment 16. Please disclose the status, affiliated or unaffiliated, of the underlying funds in which the Fund may invest. If the Fund invests in affiliated funds, please disclose whether it will waive its advisory fee in connection with those underlying funds.

Response. Registrant has revised disclosure to note that the Fund will invest in unaffiliated underlying funds.

Comment 17. Please delete the second sentence in the Principal Investment Risks introductory paragraph that begins “Many factors affect…” as it is neither permitted nor required.

Response. The requested change has been made.

Comment 18. Please enhance the “Exchange-Traded Funds Risk” disclosure to provide all risks of investing in ETFs.

Response. Registrant has revised the disclosure as follows:

Exchange-Traded Funds Risk: The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track and may result in a loss. ~~In addition, shareholders bear both their proportionate share of the Fund’s expenses and similar expenses of the underlying investment company when the Fund invests in shares of another investment company.~~ When the Fund invests in another investment company, including an ETF, it will indirectly bear its proportionate share of any fees and

August 30, 2016

expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the Underlying Funds and the level of risk arising from the investment practices of the Underlying Funds (such as the use of leverage by the funds). The Fund has no control over the investments and related risks taken by the Underlying Funds in which it invests. Investments in ETFs are also subject to the following risks: (i) the market price of an ETF’s shares may trade above or below their net asset value; (ii) an active trading market for an ETF’s shares may not develop or be maintained; or (iii) trading of an ETF’s shares may be halted for a number of reasons.

Comment 19. Please summarize the portfolio liquidity, maturity and duration management policies of the Fund. If the Fund may invest without limitation as to liquidity, maturity and duration, please note as much. Additionally, to the extent the Fund may invest in junk bonds, please disclose the rating agencies used by the Fund.

Response. The Funds may invest without limitation as to maturity and duration. The Funds will not invest in junk bonds as a principal investment strategy but otherwise may invest without limitation as to liquidity.

Anchor Tactical Equity Strategies Fund (fka, Anchor Alternative Equity Fund)

Comment 20. Please provide a brief definition of “Alternative Equity” as used in the Fund’s name.

Response. Registrant declines to make this change. The Fund’s name has been changed to “Anchor Tactical Equity Strategies Fund” and, therefore, such a definition is no longer necessary.

Comment 21. Please provide a brief explanation of “long and short positions in securities.”

Response. Registrant has added the following explanatory disclosure:

The Fund takes a long position, or purchases shares of a security, when the adviser believes a security will increase in value, and a short position, or sells shares of borrowed stock, when the adviser believes the value of a security will decrease.

Comment 22. The Fund’s secondary objective is to limit risk during unfavorable market conditions. This seems to be inconsistent with the Fund’s name and is, therefore, misleading.

August 30, 2016

How can the Fund pursue this secondary objective given the underlying funds it invests in. Please keep Section 35(d) of the 1940 Act in mind.

Response. The adviser will hedge the Fund’s portfolio during unfavorable market conditions. Registrant notes that for the purposes of determining compliance with the Fund’s 80% policy, it is industry practice to consider the absolute value of long and short positions and, as described in the prospectus, the Fund will hedge, in large part, by taking inverse positions in equity securities and selling short ETFs and other securities that the adviser believes have a high correlation to equity indices.

Comment 23. The second sentence of the penultimate paragraph notes that the “Fund may invest all or substantially all of its assets in cash or cash equivalents when the adviser determines that market conditions so warrant.” Please explain how the Fund will use this strategy to execute its long/short investment strategy and achieve its objective as this appears to be a temporary defensive strategy.

Response. The referenced disclosure has been deleted from the “Principal Investment Strategies” section as it describes a temporary defensive position.

Anchor Tactical Municipal Strategies Fund (fka, Anchor Tactical Municipal Bond Fund)

Comment 24. Please adopt one of two allowable tax exempt policies and, to the extent the Fund will invest in securities that generate Alternative Minimum Tax, please provide appropriate disclosure including attended risk. If the Fund is not tax exempt, please remove the term “Municipal” from the Fund name. See Rule 35d-1(a)(4) and Question 4 to Rule 35d-1.

Response. The Fund has adopted the following policy:

The Fund will invest its assets such that at least 80% of the income distributed by the Fund will be tax-exempt.

Comment 25. The Fund’s secondary objective is to limit risk during unfavorable market conditions. This seems to be inconsistent with the Fund’s name and is, therefore, misleading. How can the Fund pursue this secondary objective given the underlying funds it invests in. Please keep Section 35(d) of the 1940 Act in mind.

Response. The adviser will hedge the Fund’s portfolio during unfavorable market conditions. Registrant notes that for the purposes of determining compliance with the Fund’s 80% policy, it is industry practice to consider the absolute value of long and short positions and, as described

August 30, 2016

in the prospectus, the Fund will hedge, in part, by taking inverse positions in securities that invest in or track municipal debt instruments, and selling short ETFs and other securities that the adviser believes have a high correlation to municipal bonds.

Comment 26. The Fund’s strategy notes that it will “take long and short positions in securities that provide returns similar to municipal bonds….” Please revise this disclosure to provide more specificity regarding what types of municipal bonds will be used as existing disclosure is too open ended.

Response. Registrant notes that no municipal bond, or type thereof, by itself, would be considered a principal strategy. Registrant further notes that Items 4 and 9 of Form N-1A permit and require disclosure of a fund’s principal investment strategies only and, therefore, such a listing would be inappropriate in this section.

Comment 27. Item (1) in the numbered list of securities comprising the Fund’s portfolio includes “foreign municipal debt instruments.” What does this refer to? Please consider the appropriateness of the inclusion of this type of instrument and whether disclosure should be revised to include domestic municipal bonds only.

Response. Registrant has revised the disclosure to remove reference to “foreign municipal debt instruments.”

Anchor Tactical Real Estate Fund

Comment 28. Please enhance the existing strategy disclosure to explain how the Fund’s objective of “lower correlation and reduced risk” will be achieved.

Response. Registrant notes that, existing prospectus disclosure provides that the adviser will hedge the Fund’s portfolio during unfavorable market conditions. As described in the prospectus, the Fund will hedge, in part, by taking inverse positions in securities that invest in or track the broader real estate market and related indices, and selling short ETFs and other securities that the adviser believes have a high correlation to the real estate market indices. Registrant has revised the disclosure immediately preceding the numbered list describing the Fund’s secondary objective:

The adviser seeks to achieve ~~the Fund’s secondary objective~~ lower correlation and reduced risk relative to traditional real estate indexes by hedging….

August 30, 2016

Comment 29. The strategy disclosure notes that “Real estate related securities include REITs and commercial mortgage backed securities (“CMBS”).” Please provide a source for this definition of “real estate related securities.” Is this the adviser’s view? Just for the purposes of this Fund? Or, some other source? Additionally, please provide a brief definition of “REIT” and “CMBS” and include a list of the types used.

Response. Registrant has revised the disclosure as follows:

For the purpose of this Fund, the adviser considers “real estate related securities” to include real estate investment trusts (“REITs”) and commercial mortgage backed securities) (“CMBS”). The Fund invests without restriction as to the types of properties held by the real estate securities.

Registrant notes that no single REIT or CMBS, or type thereof, by itself, would be considered a principal strategy. Registrant further notes that Items 4 and 9 of Form N-1A permit and require disclosure of a fund’s principal investment strategies only and, therefore, such a listing would be inappropriate in this section.

Comment 30. Item (3) in the numbered list of securities comprising the Fund’s portfolio references “other” real estate related securities. What, specifically, is this referencing? Please note we object to the use of open ended terms.

Response. Please see response to Comment 30 above.

Comment 31. The Fund’s strategy notes that it “takes long and short positions in securities that provide returns similar to major real estate related indexes based on long, intermediate, and short term trends.” What specifically is the Fund trying to do? Is it an index fund?

Response. Registrant notes that the Fund is not an index fund, and has revised relevant disclosure as follows to provide clarification to that point:

The Fund ~~primarily~~ takes long and short positions in securities that provide returns similar to ~~major~~ real estate related ~~indexes~~ securities….

Comment 32. If the Fund may own real estate directly, please disclose as much.

Response. The Fund does not intend to invest in real estate directly.

Comment 33. Please provide real estate risk and sector risk disclosures.

August 30, 2016

Response. Registrant notes that “Real Estate Risk” is already provided in the Principal Investment Risks section. Registrant has added the following sector risk disclosure:

Sector Risk. The value of securities from a specific sector can be more volatile than the market as a whole and may be subject to economic or regulatory risks different than the economy as a whole.

Comment 34. Please review the Fund’s concentration policy in the SAI and consider whether it is appropriate to carve out investment in real estate with respect to the Fund.

Response. Registrant has revised the concentration policy disclosure as follows:

Invest more than 25% of the market value of its assets in the securities of companies engaged in any one industry or group of industries (except the real estate industry in the case of the Anchor Tactical Real Estate Fund). (Does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.)

Comment 35. Please expand the “Foreign Investment Risk” to note any additional real estate related risks associated with investment in foreign real estate.

Response. Registrant has reviewed existing risk disclosure and believes that the Foreign Investment Risk, Real Estate Risk and REIT Risk adequately and appropriately cover these risks.

Comment 36. Please expand the “Mortgage Backed Securities Risk” disclosure to include the CMBs as noted in the Fund’s Principal Investment Strategy section.

Response. Registrant has made the requested change.

Comment 37. Municipal Bond Risk is included as a Principal Investment Risk but municipal bonds are not included in the principal investment strategy disclosure. Please revise the strategy disclosure to include municipal bonds or, if municipal bonds are not a principal strategy, remove the risk disclosure.

Response. The Fund will not invest in municipal bonds as a principal strategy. The risk disclosure has been deleted.

Comment 38. Please expand the “REIT Risk” to include all risks associated with investment in REITs including tax risks. That is, to the extent the Fund may invest in REITs, its distributions are likely to be taxed as ordinary income.

August 30, 2016

Response. Registrant has revised the risk disclosure as follows:

Item 4: REIT Risk: The value of the Fund’s investments in REITs may change in response to changes in the real estate market such as declines in the value of real estate, lack of available capital or financing opportunities, and increases in property taxes or operating costs. Shareholders of the Fund will indirectly be subject to the fees and expenses of the individual REITs in which the Fund invests. Because of its investment in REITs, the Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate. Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code.

Item 9: REIT Risk: The value of the Fund’s investments in REITs may change in response to changes in the real estate market such as declines in the value of real estate, lack of available capital or financing opportunities, and increases in property taxes or operating costs. Shareholders of the Fund will indirectly be subject to the fees and expenses of the individual REITs in which the Fund invests. The Fund’s investments in REITs may subject the Fund to the following additional risks: declines in the value of real estate, changes in interest rates, lack of available mortgage funds or other limits on obtaining capital, overbuilding, extended vacancies of properties, increases in property taxes and operating expenses, changes in zoning laws and regulations, casualty or condemnation losses and tax consequences of the failure of a REIT to comply with tax law requirements. The Fund will bear a proportionate share of the REIT’s ongoing operating fees and expenses, which may include management, operating and administrative expenses in addition to the expenses of the Fund. Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. The Fund's investments in REITs may include an additional risk to shareholders. Some or all of a REIT's annual distributions to its investors may constitute a nontaxable return of capital. Any such return of capital will generally reduce the Fund's basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund's basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also be deemed to be a nontaxable return of capital. Shareholders that receive such a payment will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the return of capital exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize a capital gain.

August 30, 2016

80% Investment Policy

Comment 39. With respect to a Fund’s 80% Policy please disclose how the Fund will maintain compliance with its 80% Policy when investing in ETFs. Will the Fund look through to the underlying holdings of ETFs? If not, how will it confirm that the “80% basket” has not been diluted?

Response. The Registrant will look through to the underlying holdings of the ETFs along with the Fund’s other holdings to confirm that it meets the requirements of the 80% policy.

Comment 40. Please revise the description of the Funds’ 80% Investment Policies to note that the 80% is measured as a percentage of “net” assets.

Response. Registrant has made the requested change.

Comment 41. Existing disclosure is unclear regarding what issuers are included in a Fund’s “80% basket.” Describing what the Fund will “primarily” invest in in furtherance of its 80% policy is not sufficient. Please revise disclosure to clearly articulate what is in the “80% basket.”

Response. Registrant has revised each Fund’s principal investment strategy to provide further clarification regarding the composition of the Funds’ “80% baskets.”

Comment 42. To the extent a Fund will also have a “20% basket” please disclose as much.

Response. It is not expected that a Fund will have a dedicated “20% basket.” Principal Investment Strategy disclosures explain the full extent of each Fund’s strategy.

Comment 43. To the extent a Fund will invest in derivatives in connection with its 80% Investment Policy, prospectus disclosure should clearly describe how such derivatives will be valued. Please confirm supplementally that Registrant understands that the notional value should not be used.

Response. Registrant confirms its understanding.

Comment 44. The description of the “80% basket” for each Fund notes that “[s]uch securities primarily include….” Please revise the disclosure to note that such securities “consist of…” Please note, we object to the use of open ended terms like “primarily.”

Response. Registrant has revised the disclosure to remove “primarily.”

August 30, 2016

Comment 45. The numerical list describing the types of securities in which the Fund may invest is confusing. It is unclear which of these securities are a part of the “80% basket.” Please revise the disclosure for clarity.

Response. Registrant has revised the disclosure for clarity.

Anchor Tactical Equity Strategies Fund (fka, Anchor Alternative Equity Fund)

Comment 46. The 80% Policy for the Fund notes that the Fund will invest 80% of its assets in “equity securities.” Please revise to note that the Fund will invest 80% of its assets in “alternative equity securities” as noted by the Fund’s name.

Response. Please see response to Comment 20.

Comment 47. Will the underlying funds in which the Fund invests pursue a long/short strategy? If not, please explain how investment in such underlying funds is consistent with its 80% Policy.

Response. The Fund’s 80% policy is in equities and it is not limited to funds with long/short positions. The adviser invests Fund assets in long or short positions in furtherance of the Fund’s equity investing strategy.

Anchor Tactical Municipal Bond Fund

Comment 48. Item (2) in the numbered list of securities comprising the Fund’s portfolio includes “derivative instruments.” If derivative instruments are a part of the Fund’s 80% basket, please describe how such instruments are properly a part of the 80% basket of a bond portfolio.

Response. The Fund gains exposure to municipal debt instruments, in part, through derivatives. Registrant believes that looking at the Fund’s exposure to the reference asset (i.e., municipal bonds) is consistent with the requirements of Rule 35d-1 and industry practice.

Additional Information about Principal Investment Strategies and Related Risks

Comment 49. Item 9 appears to be duplicative in many respects to Item 4, and does not appear to include additional, clarifying or enhancing disclosure. Please review and revise as necessary, or disclose supplementally why it is appropriate.

Response. Registrant declines to revise the referenced disclosure. Registrant does not believe that the noted duplication makes the disclosure “dense” or not “user friendly” as sought to be

August 30, 2016

avoided per IM Guidance Update No. 2014-08 (June 2014), and instead believes that the limited repetition provides an investor helpful context for understanding each Fund’s strategy. Registrant believes that the existing disclosure provides the detail reasonably necessary to provide an investor an understanding of the types of investments used in furtherance of the Fund’s strategy without providing unnecessary, complicating detail that may confuse an investor. Registrant further notes that the disclosure provided in Item 4 is presented as per General Instruction 3.C.1.(b) for Form N-1A; “as simple and direct as reasonably possible and…include[s] only as much information as necessary to enable an average or typical investor to understand the particular characteristics of the Fund[.]” Emphasis added.

Comment 50. Please revise Item 9 strategy disclosure to address each Fund’s strategy in a specific, customized manner as existing disclosure is presented in a collective, general manner for all Funds.

Response. Registrant notes that the Funds share common elements to their strategies and, in an effort to make the disclosure as user friendly as possible by avoiding unnecessary and potentially confusing repetition, those elements are presented collectively for all Funds. Registrant has revised the Item 9 strategy disclosure to provide additional detail highlighting each Fund’s individual strategy.

Comment 51. Please revise the first sentence of the last paragraph on page 16 to make clear that each Fund has a different secondary objective.

Response. Registrant has revised the disclosure as follows:

“The adviser seeks to achieve ~~each~~ a Fund’s secondary objective….”

Comment 52. Please confirm that the description in the last paragraph on page 16 accurately describes the adviser’s approach to hedging, or revise as necessary.

Response. Registrant so confirms.

Comment 53. Please revise the Item 9 strategy disclosure in accordance with Plain English principals as it is often complex and uses technical terms.

Response. Registrant declines to make this change as it believes existing disclosure conforms to the requirements of Form N-1A. Registrant notes that the Plain English requirements apply to the Summary Prospectus only while the remaining portions of the prospectus are required to be “clear, concise and understandable.”

August 30, 2016

Comment 54. To the extent a Fund will invest in foreign securities, to the extent applicable, please revise disclosure to clarify that foreign securities include those of emerging markets.

Response. The Funds do not intend to invest in emerging markets as a principal strategy.

Comment 55. Where a time period is referenced, please disclose in who’s view the period is stated; i.e, the adviser, an index provider, etc.

Response. The requested change has been made.

Comment 56. Please provide disclosure regarding the adviser’s policy in determining to sell a security.

Response. Registrant notes that existing disclosure already addresses the adviser’s policy in determining to sell as security. The prospectus provides, in relevant part, “The adviser’s decision to buy or sell a Fund holding will be made based on adviser developed trend and risk models that evaluate current market conditions, and this analysis will guide the adviser’s determination of the appropriate exposure level to the equity market.”

Comment 57. Please confirm that the cross references to Funds in the Principal Investment Risks section are accurate and revise as necessary.

Response. Registrant so confirms.

Prospectus – Temporary Investments

Comment 58. Please revise the heading of the “Temporary Investments” section to “Temporary Defensive Positions”. Please clarify that such defensive positions may be or are inconsistent with the Fund’s principal investment strategy. See Instruction 6 to Item 9 of Form N1-A. The last sentence does not apply to a defensive position. Please move it to a more appropriate section of the prospectus.

Response. Registrant has made the requested change to the section heading and deleted the last sentence of the section.

Prospectus – Management

Comment 59. The description of the Expense Limitation Agreement notes that the “fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years after the fees have been waived or reimbursed), if such recoupment can

August 30, 2016

be achieved within the forgoing expense limits.” Please revise the disclosure to note that the adviser’s ability to recapture is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture. Please confirm that the adviser’s ability to recapture is so limited in the Expense Limitation Agreement. See 2009 Investment Company Industry Developments Audit Risk Alert (ARA-INV. 73). Additionally, please include a footnote to the Fee Table describing the Expense Limitation Agreement or explain supplementally why it is not necessary. Finally, please confirm that, for the purpose of calculating the Example Numbers, the Expense Limitation Agreement is only considered for the term of the Agreement. Please confirm that the Expense Limitation Agreement will be filed as an exhibit.

Response. The requested change has been made. Registrant confirms that the Expense Limitation Agreement limits the adviser’s ability to recapture to the lesser of the expense limits in place at the time of waiver or those in place at the time of recapture, and that the Example Numbers reflect the impact of the Expense Limitation Agreement, if any, for the term of the Agreement only. Registrant notes that a footnote describing the Expense Limitation Agreement is not included because Registrant does not anticipate the waiver being utilized during the initial fiscal period. Registrant confirms that the Expense Limitation Agreement will be filed as an exhibit in a future filing.

Comment 60. Please disclose the number of mutual funds currently managed by the adviser and supplementally list the names of those funds.

Response. Registrant declines to make the number-related disclosure change as it is not required by Item 10 of Form N-1A, and notes that the number of funds managed by the adviser is subject to change.

Anchor Capital Management Group, Inc. serves as adviser to one existing series of the Trust: Anchor Tactical Credit Strategies Fund. Upon their effectiveness, on or about August 31, 2016, the adviser will also serve as adviser to the Funds, Anchor Alternative Equity VP, Anchor Tactical Credit Strategies VP, Anchor Tactical Municipal Bond VP, and Anchor Tactical Real Estate VP.

Comment 61. The description of the Expense Limitation Agreement notes that “expenses associated with investments in other collective investment vehicles or derivative instruments” (emphasis added) are excluded from the waiver limitation. Please describe the “other collective investment vehicles or derivative instruments” in the Principal Investment Strategies section of the prospectus and disclose the attended risks.

August 30, 2016

Response. Registrant confirms that all principal investment strategies and attended risks are disclosed in the Principal Investment Strategies section of the Fund’s prospectus. The referenced disclosure is list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. This disclosure is not a description of the Fund’s principal investment strategies, and is not presented in the section titled “Principal Investment Strategies.” Additional disclosure is not warranted.

Prospectus – How to Purchase Shares

Comment 62. Confirm, or revise prospectus disclosure as necessary to note, that receipt by an affiliate will constitute receipt by the Fund, the transfer agent and designated financial intermediary.

Response. Registrant declines to make the requested revision as existing disclosure provides an exhaustive list of the appropriate recipients of a purchase order.

Prospectus - How Shares are Priced

Comment 63. Revise prospectus disclosure to note that purchase, exchange and redemption orders for Fund shares will be processed at the NAV next calculated when received in good order by the Fund or designated financial intermediary.

Response. Registrant has added the following disclosure to the first paragraph of the “How Shares Are Priced” section of the prospectus:

Purchase, exchange and redemption orders for Fund shares will be processed at the NAV next calculated when received in good order by the Fund or designated financial intermediary.

How to Redeem Shares

Comment 64. Please disclose that the period for sending proceeds for redeemed shares will not exceed 7 days. See Rule 22(e).

Response. The requested disclosure has been added.

Comment 65. If the Fund may redeem in kind, please add appropriate disclosures.

Response. Disclosure regarding Redemptions in Kind is already provided in the prospectus. Please see the fifth paragraph of the “How to Redeem Shares” section.

August 30, 2016

Statement of Additional Information

Types of Investments

Comment 66. Please confirm that all non-principal strategies and risks are disclosed in the SAI. See Item 16(b) of Form N-1A. Additionally, please review the prospectus and SAI disclosures to eliminate duplication as duplication of information from the prospectus to the SAI is not required unless necessary to make the prospectus a standalone document.

Response. Registrant confirms that all non-principal strategies and risks are disclosed in the SAI. Registrant notes that duplicative information is not prohibited and, therefore, the SAI has not been further revised.

Comment 67. Please revise SAI “Types of Investments” disclosure to distinguish between principal and non-principal strategies.

Response. Registrant declines to make this change. Existing SAI disclosure clarifies that each Fund’s principal investment strategies are set forth in the prospectus and that the SAI “contain[s] more detailed information about the types of instruments in which each Fund may invest….” Registrant notes that, as provided in General Instruction C.2(b), “the purpose of the SAI is to provide additional information about the Fund…that some investors may find useful….[and] provides the Fund an opportunity to expand discussion of the matters described in the prospectus by including additional information that…may be of interest to some investors.” Registrant believes that the disclosure is consistent with this directive as the additional information provided in the SAI expands on the prospectus disclosure and provides additional detail regarding both principal and non-principal investment strategies. Registrant has revised the second paragraph of the “Types of Investment” section as follows to further clarify that the subsequent disclosures include information about both principal and non-principal strategies:

The following pages contain more detailed information about the types of instruments in which each Fund may invest directly or indirectly as a principal or non-principal investment strategy. These instruments include….

Comment 68. Disclosure in the “Exchange Traded Funds” portion of the “Types of Investments” section notes that “under certain circumstances, the adviser may invest in…inverse ETFs….” (Emphasis added). What is meant by “certain circumstances”? If the Fund will invest in inverse ETFs as a principal investment strategy please make clarifying disclosure in the prospectus.

August 30, 2016

Response. The Funds will invest in inverse ETFs as a principal investment strategy. Disclosure regarding the Funds’ use of inverse ETFs, and attended risk disclosure, is provided in the prospectus.

Investment Restrictions

Comment 69. Fundamental Investment Restriction 2 references “reverse repurchase transactions.” This is the only reference to such transactions in the prospectus or SAI, and there is no detail regarding the Fund’s policy with respect to such investments; i.e., that they constitute a type of borrowing and noting the maximum allowed investment as a percentage of total Fund assets.

Response. Registrant confirms that reverse repurchase agreements are neither a principal nor a non-principal investment strategy, and the adviser has no present intention to use reverse repurchase agreements in the Fund’s portfolio. Reference is made in the Principal Investment Strategy section as the restriction is consistent with the Trust’s standing policies as established with the initial series of the Trust. Registrant confirms, however, that it will revise disclosure as necessary if the Fund’s use of reverse repurchase agreements changes.

Comment 70. Fundamental Investment Restriction #5 notes that the Fund will not invest more than 25% “of its assets in the securities of companies engaged in any one industry.” Please revise the disclosure to include a “group of industries.” See §8(d)(1) and §13 of the Investment Company Act of 1940.

Response. Registrant has revised the disclosure as follows:

Invest more than 25% of the market value of its assets in the securities of companies engaged in any one industry or group of industries (except the real estate industry in the case of the Anchor Tactical Real Estate Fund).

Comment 71. The Anchor Tactical Real Estate Fund will concentrate in the real estate industry; please revise the Fund’s concentration policy accordingly.

Response. Registrant has revised the Fund’s concentration policy. Please see redlined changes in response to Comment 70.

Comment 72. Please explain how the Fund will evaluate underlying funds to ensure compliance with its concentration policy. To the extent the Fund will invest in affiliated underlying funds, please add a non-fundamental investment restriction noting that the Fund will look through to

August 30, 2016

the underlying fund holdings in calculating industry concentration. To the extent the Fund invests in unaffiliated underlying Funds, if applicable, disclose that underlying fund investment restrictions, other than concentration, may be different than those of the Fund and that the Fund will look through the underlying, unaffiliated funds for the purpose of calculating concentration only.

Response. The Funds will not invest in affiliated underlying funds. Registrant notes that the prospectus includes disclosure regarding the potential differences between the Fund’s objectives, policies and procedures, and those of an underlying fund and believes that reciting that again in the SAI would be unnecessarily duplicative. Registrant has added the following narrative disclosure following the investment restrictions:

“With respect to Fundamental Investment Restriction #5, if the Fund invests in one or more investment companies that concentrates its investments in a particular industry, the Fund will examine its other investment company holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.”

Comment 73. Please disclose that in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Investment Company Act. See Section 18(f)(1) of the Act.

Response. Registrant has added the following after the recitation of the non-fundamental investment limitations:

With respect to fundamental investment limitation 2 above, if the Fund’s asset coverage falls below 300%, the Fund will reduce borrowing within 3 days in order to ensure that the Fund has 300% asset coverage.

Comment 74. Please revise the second paragraph following the non-fundamental policies to include loans of portfolio securities.

Response. Registrant has revised the disclosure as follows:

“…intent to loan money or portfolio securities and additional….”

Comment 75. Please confirm the specific names of all entities to who portfolio holdings may be disclosed are provided in the “Policies and Procedures for Disclosure of Portfolio Holdings” section.

August 30, 2016

Response. Registrant so confirms.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little